SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2006 RESULTS
(Rio de Janeiro – September 6, 2006) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS net income increased 58.1% to U.S.$ 3,351 million for the 2Q-2006, as compared to U.S.$ 2,119 million for the 2Q-2005, mainly due to the increase in consolidated operating net revenues which totaled U.S.$ 17,307 million during 2Q-2006, a 26.4% increase over 2Q-2005, primarily due to higher realization prices for the Company’s oil products in its internal and external markets, following similar price increases in international markets.

PETROBRAS reported a consolidated net income of U.S.$ 6,514 million and consolidated net operating revenues of U.S.$ 33,521 million for the first half of 2006, compared to a consolidated net income of U.S.$ 4,165 million and consolidated net operating revenues of U.S.$ 24,428 million for the first half of 2005.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

This was a quarter marked by the start up of operations for platform P-50, in the Albacora Leste field, and the FPSO Capixaba in the Golfinho field. FPSO Capixaba is particularly important, because its light oil output, which enjoys a substantially higher commercial value, will increase the share of this kind of oil in our production portfolio. We emphasize that U.S.$ 5,979 million was invested in the first half of 2006, representing a 35.7% investment increase as compared to the same period of last year.

Crude oil and NGL production during the semester averaged 1,754 thousand bpd, 7.1% higher than the figure for the same period of 2005. In the second quarter, the average of 1,757 thousand bpd was relatively stable as compared to the previous quarter, as a result of the scheduled stoppages carried out in May and June at nine production units.

Our refineries continue to show outstanding performance, operating at 91% of installed capacity, while the proportion of domestic oil in the throughput of our Brazilian refineries remained stable, at 80%. These strong indicators were made possible by the ongoing capital expenditure program in our supply segment, as well as by the start of light oil production from Golfinho.

The scheduled stoppages, the accumulation of inventory at the new production units, the increase in the operational inventory of top quality diesel oil for metropolitan areas, and the government mandated reduction of ethanol content in domestic gasoline (which in turn restricted the availability of gasoline for export), all contributed to a slow down in the growth of our net exports of oil and oil products. During the first half of this year, net exports totaled 76 thousand bpd (including exports in progress), versus 54 thousand bpd in the same period of 2005.

In order to increase the availability of natural gas for the Brazilian market, we presented a plan to expand natural gas production in the southeast of Brazil. Our goal is to raise current production in the southeast from 15.8 million cubic meters per day to 40 million cubic meters per day by year-end 2008. To meet this target, we are developing two new oil and gas fields in Espírito Santo. We also intend to increase our gas output from the Marlim and Merluza fields in the Campos basin.

Work has begun on the Coari-Manaus gas pipeline, which will transport natural gas from the production area of Urucu to Manaus, the Amazon state capital. We expect the work to be completed by March 2008. Additionally we signed the contracts for the construction of the Cabiúnas-Vitória (Gascav) pipeline, the first stage of the Gasene gas pipeline project, which will transport natural gas between the southeast and northeast regions of Brazil.

At the international level, of particular note is our acquisition of a stake in exploratory Block 18, located in deep waters off the coast of Angola, which has great potential for new discoveries.

At the end of June, we released our updated Business Plan, which covers the period from 2007-2011. In the new Plan we retained the aggressive growth targets for oil and gas production, maintaining a balance between production and refining capacity. Additionally we are expanding our business in the areas of petrochemicals and fertilizers, renewable energy and international operations, in an integrated manner with our other operations.

Achieving the production targets established in the Plan will require intensive exploration. To this end, we have already made important discoveries of light oil in the Espírito Santo basin, thus raising our potential reserves in that basin to 600 million boe. In the Santos basin, a new discovery was announced in July, marking a historical benchmark in Brazilian exploration by passing through a salt layer more than 2,000 meters thick.

With respect to the development of renewable energy sources, it is worth highlighting the initial testing of a new process at our refineries that will increase diesel production through the addition of vegetable oil. Referred to as H-Bio, this patented process uses vegetable oil as an input for obtaining a diesel oil of a superior quality that generates less pollution.

The Executive Board, following meetings with union representatives, put forward a proposal to resolve our Supplementary Pension Plan. The proposal seeks to balance the existing Petros Plan, and envisions the introduction of a new plan. This new model is fundamental to our long term management, and must be an attractive, self sustaining program that will motivate and retain the employees in the Group’s companies. Finally, I would just like to point out that our ongoing efforts at transparency and sound corporate governance practices continue to be recognized by the market. In June, Investor Relations Magazine, awarded us the titles of Best Investor Relations Website, Best Program of Relations with Individual Investors, and Best Annual Report.

Our shares began trading on the Buenos Aires stock exchange, thus enabling local Argentine investors to invest directly in us, as well as allowing us to diversify our shareholder base and raise its profile among the people of Argentina.

For us at Petrobras, the results achieved this quarter reflect our focus on the quality, transparency and seriousness by which we conduct our activities, both in Brazil and countries where we operate. We believe these qualities contribute to the solid foundation that will sustain our growth into the future.

Financial Highlights

			Income statement data	For the first half of
1Q-2006	2Q-2006	2Q-2005	(in millions of U.S. dollars, except for per share	2006	2005
			and per ADS data)
21,225	22,550	17,510	Sales of products and services	43,775	32,292
16,214	17,307	13,694	Net operating revenues	33,521	24,428
(311)	(25)	(158)	Financial income (expense), net	(336)	(178)
3,163	3,351	2,119	Net income for the period	6,514	4,165
			Basic and diluted earnings per common and
0.72	0.76	0.48	preferred share (4)	1.49	0.95
2.88	3.04	1.92	Basic and diluted earnings per ADS (4)	5.96	3.80

			Other data
50.0	47.7	45.9	Gross margin (%) (1)	48.8	48.4
19.5	19.4	15.5	Net margin (%) (2)	19.4	17.1
55	52	60	Debt to equity ratio (%) (3)	52	60

Financial and Economic Indicators
61.75	69.62	51.59	Brent crude (U.S.$/bbl)	65.69	49.54
			Average Commercial Selling Rate for U.S. Dollars
2.1944	2.1840	2.4850	(R$/U.S.$)	2.1892	2.5741
			Period-end Commercial Selling Rate for U.S.
2.1724	2.1643	2.3504	Dollars (R$/U.S.$)	2.1643	2.3504

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split which became effective as of September 1, 2005.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

				For the first half of
1Q-2006	2Q-2006	2Q-2005		2006	2005

3,163	3,351	2,119	Net income for the period	6,514	4,165
816	817	731	Depreciation, depletion and amortization	1,633	1,401
192	(593)	289	Financial income	(401)	(113)
231	665	313	Financial expense	896	744
			Monetary and exchange variation on monetary
(112)	(47)	(444)	assets and liabilities, net	(159)	(453)
1,733	1,757	882	Total income tax expense	3,490	2,083
(10)	(47)	(51)	Equity in results of non-consolidated companies	(57)	(74)
41	(9)	32	Other expenses, net	32	84
			Minority interest in results of consolidated
218	112	376	subsidiaries	330	366

6,272	6,006	4,247	Adjusted EBITDA	12,278	8,203

Our adjusted EBITDA is not a U.S.GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S.GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

	U.S.$ million
			Percent
			Change
Balance sheet data	06.30.2006	12.31.2005	(06.30.2006	06.30.2005
			versus
			12.31.2005)

Total assets	87,018	78,625	10.7	71,200
Cash and cash equivalents	10,385	9,871	5.2	7,229
Short-term debt	1,124	950	18.3	1,087
Total long-term debt	12,152	12,931	(6.0)	12,956
Total project financings	5,450	6,042	(9.8)	6,039
Total capital lease obligations	1,156	1,254	(7.8)	1,223
Net debt (1)	9,497	11,306	(16.0)	14,076
Shareholders’ equity (2)	41,879	32,917	27.2	28,519
Total capitalization (3)	61,761	54,094	14.2	49,824

	U.S.$ million
Reconciliation of Net debt	06.30.2006	12.31.2005	06.30.2005
Total long-term debt	12,152	12,931	12,956
Plus short-term debt	1,124	950	1,087
Plus total project financings	5,450	6,042	6,039
Plus total capital lease obligations	1,156	1,254	1,223
Less cash and cash equivalents	10,385	9,871	7,229
Net debt (1)	9,497	11,306	14,076

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2) Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 2,089 million at June 30, 2006, U.S.$ 1,930 million at December 31, 2005 and U.S.$ 2,231 million at June 30, 2005, in each case related to “Amounts not recognized as net periodic pension cost”.

(3) Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

				For the first half of
1Q-2006	2Q-2006	2Q-2005		2006	2005
Average daily crude oil and gas production
1,909	1,895	1,893	Crude oil and NGLs (Mbpd) (1)	1,902	1,802
1,751	1,757	1,730	Brazil	1,754	1,637
158	138	163	International	148	165
2,214	2,268	2,292	Natural gas (Mmcfpd) (2)	2,244	2,238
1,620	1,692	1,704	Brazil	1,656	1,650
594	576	588	International	588	588

			Crude oil and NGL average sales price (U.S. dollars per bbl)
53.69	58.20	43.04	Brazil (3)	55.92	40.39
38.47	47.30	34.05	International	42.43	32.65

			Natural gas average sales price (U.S. dollars per Mcf)
2.59	2.60	2.04	Brazil	2.60	2.00
1.91	2.07	1.54	International	1.99	1.44

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
17.28	17.47	13.85	Including government take (4)	17.37	13.72
6.32	6.12	5.45	Excluding government take (4)	6.22	5.70
2.96	3.14	2.80	Crude oil and natural gas – International	3.04	2.65

			Refining costs (U.S. dollars per boe)
1.90	2.07	1.96	Brazil	1.99	1.85
1.57	1.36	1.34	International	1.46	1.23
Refining and marketing operations (Mbpd)
2,115	2,114	2,114	Primary Processed Installed Capacity	2,115	2,114
Brazil
1,986	1,985	1,985	Installed capacity	1,986	1,985
1,812	1,795	1,668	Output of oil products	1,803	1,688
91%	91%	83%	Utilization	91%	85%
			International
129	129	129	Installed capacity	129	129
104	105	99	Output of oil products	105	103
80%	81%	75%	Utilization	81%	79%
81	80	81	Domestic crude oil as % of total feedstock processed	80	80
			Imports (Mbpd)
344	354	332	Crude oil imports	349	327
115	88	160	Oil product imports	102	105
			Exports (Mbpd)
262	267	343	Crude oil exports (5)(6)	264	252
257	269	230	Oil product exports (6)	263	234

60	94	81	Net exports of crude oil and oil products	76	54

			Other Imports and Exports (Mbpd)
148	149	135	Import of gas, alcohol and others	148	131
2	7	9	Exports of fertilizer and others (6)	5	10

			Sales Volume (thousand bpd)
1,649	1,684	1,665	Oil products	1,666	1,627
30	13	23	Alcohol and others	21	26
232	239	222	Natural gas	236	218

1,911	1,936	1,910	Total domestic market	1,923	1,871
519	536	573	Exports	527	486
437	459	334	International sales and other operations	448	376

956	995	907	Total international market (5)	975	862

2,867	2,931	2,817	Total	2,898	2,733

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).
(6)	Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and NGL production increased 7.1% to 1,754 thousand barrels per day for the first half of 2006, as compared to 1,637 thousand barrels per day for the first half of 2005. This increase was primarily due to increased production of oil and gas, primarily at the Barracuda, Caratinga, Albacora Leste e Golfinho fields.

International crude oil and NGL production decreased 10.3% to 148 thousand barrels per day for the first half of 2006, as compared to 165 thousand barrels per day for the first half of 2005, due to the natural decline in production in some mature fields in Angola and the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina and the loss of our controlling interest in fields in Venezuelan operations due to the shift from operating agreements to a mixed company, in which the Venezuelan government assumed a majority interest through the PDVSA. (See Note 16 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006).

Natural Gas

Domestic natural gas production remained relatively constant amounting 1,656 million cubic feet per day (Mmcfpd) for the first half of 2006, as compared to 1,650 Mmcfpd for the first half of 2005.

International gas production remained constant amounting 588 million cubic feet per day for the first half of 2006 and for the first half of 2005.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 9.1% to U.S.$ 6.22 per barrel of oil equivalent for the first half of 2006, from U.S.$ 5.70 per barrel of oil equivalent for the first half of 2005. After discounting the effects of the 15.0% appreciation of the Real against the U.S. dollars in the first half of 2006, which caused the local currency component of lifting costs to increase when expressed in U.S dollars, the lifting costs declined 8.0% as compared to the first half of 2005. The decline was mainly due to increased production of oil and gas, primarily at the Barracuda, Caratinga, Albacora Leste and Golfinho fields.

Our lifting costs in Brazil, including government take, increased 26.6% to U.S.$ 17.37 per barrel of oil equivalent for the first half of 2006, from U.S.$ 13.72 per barrel of oil equivalent for the first half of 2005, due primarily to the increase in the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices; and due to increased production at the Barracuda and Caratinga fields, which increased royalties and special participation charges because of the higher tax bracket associated with these fields.

Our international lifting costs increased 14.7% to U.S.$ 3.04 per barrel of oil equivalent for the first half of 2006, as compared to U.S.$ 2.65 per barrel of oil equivalent for the first half of 2005. This increase was primarily due to greater third party expenses and materials for the Argentina operations.

Refining

The feedstock (output of oil products) processed by refineries in Brazil increased 6.8% from 1,688 Mbpd for the first half of 2005 to 1,803 Mbpd for the first half of 2006, due to the improvements in operational reliability and the reduced number of scheduled maintenance stoppages in 2006.

Feedstock processed by international refineries in the first half of 2006, increased by 1.9% to 105 Mbpd as compared to 103 Mbpd for the same period of the prior year, due to a lower number of scheduled maintenance stoppages in the refineries in the Argentine and Bolivian units in 2006.

Refining costs

Domestic refining costs increased 7.6% to U.S.$ 1.99 per barrel of oil equivalent for the first half of 2006, as compared to U.S.$ 1.85 per barrel of oil equivalent for the first half of 2005. Discounting the effects of a 15.0% appreciation of the Brazilian Real, which caused the local currency component of refining costs to increase when expressed in U.S dollars, refining costs declined 6.0%, primarily due to a greater number of scheduled stoppages in the first half of 2005.

International refining costs increased 18.7% to U.S.$ 1.46 per barrel of oil equivalent for the first half of 2006, as compared to U.S.$ 1.23 per barrel of oil equivalent for the first half of 2005. This increase was primarily due to greater material costs, equipment maintenance, and personnel in refineries in Bolivia and Argentina.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 2.8% to 1,923 thousand barrels per day for the first half of 2006, as compared to 1,871 thousand barrels per day for the first half of 2005. The increase in sales volume was primarily due to: (1) the increased sales of gasoline, due to a reduction in the competitiveness of alcohol due to increased prices of alcohol; reduced use of alcohol in the gasoline mix and the increase of the domestic vehicle fleet; and (2) increased sales of naphtha due to more attractive domestic prices relative to the international market, thereby leading to increased delivery to major clients in Brazil.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  Real/U.S. dollars exchange rate fluctuations;

  Brazilian political and economic conditions; and

  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2006 COMPARED TO THE FIRST HALF OF 2005

The comparison between our results of operations for the first half of 2006 and for the first half of 2005 has been affected by the 15.0% decrease in the average Real/U.S. dollars exchange rate for the first half of 2006 as compared to the average Real/U.S. dollars exchange rate for the first half of 2005. We refer to this change in the average exchange rate as the “15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.”

Revenues

Net operating revenues increased 37.2% to U.S.$ 33,521 million for the first half of 2006, as compared to U.S.$ 24,428 million for the first half of 2005. This increase was primarily attributable to an increase in prices of our products, both in the domestic and international markets, an increase in sales volume both in the domestic and international markets, and the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Consolidated sales of products and services increased 35.6% to U.S.$ 43,775 million for the first half of 2006, as compared to U.S.$ 32,292 million for the first half of 2005, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 32.2% U.S.$ 8,540 million for the first half of 2006, as compared to U.S.$ 6,460 million for the first half of 2005, primarily due to the increase in prices and sales volume of our products and services; and

  CIDE, the per-transaction tax due to the Brazilian government, which increased 22.1% to U.S.$ 1,714 million for the first half of 2006, as compared to U.S.$ 1,404 million for the first half of 2005. This increase was primarily attributable to the increase in sales volume of our products and services and to the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Cost of sales (excluding Depreciation, Depletion and Amortization)

Cost of sales for the first half of 2006 increased 36.1% to U.S.$ 17,169 million, as compared to U.S.$ 12,614 million for the first half of 2005. This increase was principally a result of:

  a U.S.$ 1,464 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 3,635 million for the first half of 2006, as compared to U.S.$ 2,171 million for the first half of 2005, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 1,900 million for the first half of 2006, as compared to U.S.$ 1,265 million for the first half of 2005, as a result of higher international oil prices;

  a U.S.$ 926 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

  a U.S.$ 908 million increase in costs associated with a 12.5% increase in our international market sales volumes; and

  a U.S.$ 616 million increase in the cost of imports due to higher prices for the products imported;

  a U.S.$ 154 million increase in the cost of imports due to the increase of the volume of products imported; and

  the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 16.6% to U.S.$ 1,633 million for the first half of 2006, as compared to U.S.$ 1,401 million for the first half of 2005. This increase was primarily attributable to the following:

  Increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and

  the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Exploration, including exploratory dry holes

Exploration costs, including for exploratory dry holes increased 9.1% to U.S.$ 301 million for the first half of 2006, as compared to U.S.$ 276 million for the first half of 2005. This increase was primarily attributable to the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 25.1% to U.S.$ 2,361 million for the first half of 2006, as compared to U.S.$ 1,887 million for the first half of 2005.

Selling expenses increased 23.0% to U.S.$ 1,156 million for the first half of 2006, as compared to U.S.$ 940 million for the first half of 2005. This increase was primarily attributable to the following:

  an increase of approximately U.S.$ 37 million in personnel expenses due to the increase in our workforce and salaries;

  an increase of approximately U.S.$ 19 million in expenses related to the increased consumption of materials; and

  the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

General and administrative expenses increased 27.2% to U.S.$ 1,205 million for the first half of 2006, as compared to U.S.$ 947 million for the first half of 2005. This increase was primarily attributable to:

  an increase of approximately U.S.$ 72 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions;

  an increase of approximately U.S.$ 41 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities; and

  the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Research and development expenses

Research and development expenses increased 104.2% to U.S.$ 339 million for the first half of 2006, as compared to U.S.$ 166 million for the first half of 2005. This increase was primarily due to:

  a provision for ANP research and development investment, related to regulation ANP 05/2005, in the amount of approximately U.S.$ 93 million;

  additional investments in programs for environmental safety, to deep water and refining technologies of approximately U.S.$ 51 million; and

  the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Other operating expenses

Other operating expenses decreased 57.7% to a total of U.S.$ 278 million for the first half of 2006, as compared to U.S.$ 657 million for the first half of 2005. A breakdown of other operating expenses by segment is shown on page 28.

The most significant charges for the first half of 2006 were:

  a U.S.$ 206 million expense for institutional relations and cultural projects;

  a U.S.$ 179 million gain related to bonus received from partners and other results with non- core activities;

  a U.S.$ 178 million expense for idle capacity from thermoelectric power plants; and

  a U.S.$ 73 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits.

The most significant charges for the first half of 2005 were:

  a U.S.$ 191 million expense with thermoelectric plants related to idle capacity and penalties and contingencies;

  a U.S.$ 155 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$ 138 million expense for institutional relations and cultural projects;

  a U.S.$ 55 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 29 million expense related to contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 23.0% to a gain of U.S.$ 57 million for the first half of 2006, as compared to a gain of U.S.$ 74 million for the first half of 2005, primarily as a result of losses in investments in certain affiliated companies of Petrobras Distribuidora S.A, in the amount of U.S.$ 21 million.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollars. We also hold U.S. dollars deposits.

Financial income increased to a gain of U.S.$ 401 million for the first half of 2006 as compared to a gain of U.S.$ 113 million for the first half of 2005. This increase was primarily attributable to an increase in financial interest income from short-term investments, in the amount of U.S.$ 170 million in the first half of 2006 as compared to the same period in 2005. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006.

Financial expenses

Financial expenses increased 20.4% to U.S.$ 896 million for the first half of 2006, as compared to U.S.$ 744 million for the first half of 2005. This increase was primarily attributable to the increase of U.S.$ 396 million of fair value adjustments on gas hedge transactions in the first half of 2006 as compared to the first half of 2005. This increase was partially offset by the increase of U.S.$ 209 million in our capitalized interest as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 159 million for the first half of 2006, as compared to a gain of U.S.$ 453 million for the first half of 2005. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 7.5% appreciation of the Real against the U.S. dollars during the first half of 2006, as compared to the 11.5% appreciation of the Real against the U.S. dollars during the first half of 2005.

Employee benefit expense for non-active participants

The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 10.9% to U.S.$ 508 million for the first half of 2006, as compared to U.S.$ 458 million for the first half of 2005. This increase was primarily attributable to the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005. This increase was partially offset by the decrease of U.S.$ 81 million in the employee benefit expense for non-active participants due to the increase in expected return on plan assets regarding the good market performance during 2005.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 71.9% to U.S.$ 287 million for the first half of 2006, as compared to U.S.$ 167 million for the first half of 2005. This increase was primarily attributable to the increase of U.S.$ 29 million in the CPMF, a tax payable in connection with certain bank account transactions; the increase of U.S.$ 38 million in the PASEP / COFINS tax related to increase of financial income; and to the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 61.9% to U.S.$ 32 million for the first half of 2006, as compared to U.S.$ 84 million for the first half of 2005, primarily due to the decrease in expenses related to platforms that are not producing.

Income tax (expense) benefit

Income before income taxes and minority interest increased 56.2% to U.S.$ 10,334 million for the first half of 2006, as compared to U.S.$ 6,614 million for the first half of 2005. The income tax expense increased 67.5% to U.S.$ 3,490 million for the first half of 2006, as compared to U.S.$ 2,083 million for the first half of 2005, primarily due to the increase in income, mentioned above. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 4 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006.

THE PETROLEUM AND ALCOHOL ACCOUNT

As defined in Law No. 10,742 of October 06, 2003, the settling of the Petroleum and Alcohol Account with the Federal Government should have been completed by June 30, 2004. We have been working with the Ministry of Mines and Energy–MME and Secretary of the National Treasury–STN in order to resolve the remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol Account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol Account as determined by an audit conducted by the Federal Government; (2) offset of the balance of the Petroleum and Alcohol Account, with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol Account for the first half of 2006:

U.S. $ million
Balance as of December 31, 2005	329
Financial income	3
Translation gain	27

Balance as of June 30, 2006	359

INCREASE OF AUTHORIZED CAPITAL AND STOCK SPLIT

At an Extraordinary General Meeting held on July 22, 2005, our shareholders approved a four to one stock split, which resulted in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. At the same date our shareholders approved an amendment to article 4 of our bylaws to cause our capital stock to be split into 4,386,151,706 shares, of which 2,536,673,672 are common and 1,849,478,028 are preferred shares, with no nominal value. As a result of this stock split, the ratio between American Depository Receipt (ADS) and shares of each class changed from one share to one ADS to four shares to one ADS. The stock split and change of ADS ratio were effective as of September 1, 2005. The effect of the stock split is reflected in our consolidated financial statements for the first half of 2006 and all amounts have been retroactively restated to reflect the 4 to 1 stock split.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, our shareholders approved an increase in our capital to U.S.$ 22,397 million (R$ 48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of U.S.$ 6,969 million (R$ 15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring our capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

SETTLEMENT OF A NATURAL GAS DERIVATIVE CONTRACT

On August 12, 2006, we and Empresa Petrolera ANDINA, a gas producer in Bolivia, settled a Natural gas derivative contract that was executed with the purpose of reducing the effects of price volatility under long-term contract to buy gas to supply the Brazilian market.

Since the regulatory changes in Bolivia (see Notes 3(c) and 15 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006), we and Empresa Petrolera Andina (Andina) have disagreed on the application of certain provisions of the contract. Following negotiations, we and Andina have decided to terminate the contract. Consequently on August 14, 2006, we received U.S. $ 41 million in payment from Andina and wrote-off some account receivable in the amount of U.S.$ 77 million.

We also recorded a financial expense related to fair value asset adjustments in the amount of U.S.$328 million, during the first quarter of 2006, due to the effect of recent tax increases in Bolivia and, U.S.$94 million during the second quarter of 2006 as a consequence of the settlement of the contract.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million For the first half of

	2006	2005
Exploration and Production	6,395	4,107
Supply	1,640	1,367
Gas and Energy	(134)	(98)
International	210	320
Distribution	147	95
Corporate	(1,238)	(959)
Eliminations	(506)	(667)

Net income	6,514	4,165

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our exploration and production segment increased 55.7% to U.S.$ 6,395 million for the first half of 2006, as compared to U.S.$ 4,107 million for the first half of 2005. This increase was primarily attributable to a U.S.$ 5,112 million increase in net operating revenues, primarily related to the 7.1% increase in oil and NGL production, and the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, despite the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$ 9.15/bbl in the first half of 2005, to U.S.$ 9.77/bbl in the first half of 2006.

These effects were partially offset by the following items:

• an increase of U.S.$ 1,388 million in cost of sales as a result of: (1) an increase in our production costs due to the 7.1% increase in oil and NGL production; (2) an increase in the government take as a result of an increase expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (3) the 15.0%

increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005;

• an increase of U.S.$ 227 million in depreciation, depletion and amortization as result of: (1) an increase in capital expenditures related to property , plant and equipment associated with our crude oil and natural gas production; and (2) the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005; and

• an increase of U.S.$ 104 million in research and development expenses primarily as a result of a provision for ANP research and development investment (U.S.$ 56 million), related to regulation ANP 05/2005.

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our supply segment increased 20.0% to U.S.$ 1,640 million for the first half of 2006, as compared to net income of U.S.$ 1,367 million for the first half of 2005. This increase was primarily a result of an increase of U.S.$ 8,010 million in net operating revenues, mainly attributable to: (1) an increase in the average realization price of oil products in the domestic and international markets; (2) an increase of 6.8% in oil product production due to the increased refinery utilization; and (3) the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005 on the revenues of the domestic market.

These effects were partially offset by the increase of U.S.$ 7,569 million in the cost of sales, mainly attributable to: (1) rise in cost of acquisition and transfer of oil and oil products, pressured by the increase in international prices; (2) an increase of 4.4% in imports of oil and oil products; and (3) the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 134 million for the first half of 2006, as compared to the net loss of U.S.$ 98 million for the first half of 2005.

This increase in the net loss was primarily attributable to the following items:

• a U.S.$ 598 million increase in cost of sales, primarily related to: (1) an increase in energy buying prices in the spot market; (2) a 8.3% increase in natural gas sales volumes; (3) an increase in the acquisition cost of natural gas; and (4) the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005; and

• an increase of U.S.$ 20 million in research and development expenses primarily as a result of a provision for ANP research and development investment (U.S.$ 14 million), related to regulation ANP 05/2005.

These effects were partially offset by an increase of U.S.$ 609 million in net operating revenues as a result of: (1) a 8.3% increase in natural gas sales volumes; (2) an increase in the average price of the natural gas sold; and (3) the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

International

The international segment represents our international activities conducted in 15 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment decreased to U.S.$ 210 million in the first half of 2006, as compared to U.S.$ 320 million in the first half of 2005. This decrease was primarily attributable to:

• increases in costs and expenses in the amount of U.S.$ 450 million, primarily as result of: (1) an increase in production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18.0% to 50.0% as of May 2005, and from 50.0% to 82.0% as of May 2006; (2) production interruptions from the main fields in the United States after hurricanes Rita and Katrina; (3) the higher volume for commercial electricity in Argentina; and (4) an increase in the volumes of Bolivian gas sold to Brazil and Argentina.

These increases were partially offset by the increase of U.S.$ 374 million in net operating revenues as a result of an increase in the international prices of oil, by the higher volumes and prices for commercial electricity in Argentina and by the increase in the volumes of Bolivian gas sold to Brazil and Argentina.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

Our participation in the Brazilian fuel distribution market in the first half of 2006 represented 32.5% of all sales as compared to 33.9% in the first half of 2005.

Consolidated net income for our distribution segment increased 54.7% to U.S.$ 147 million for the first half of 2006, as compared to U.S.$ 95 million for the first half of 2005. This result was effected by: (1) a U.S.$ 1,777 million increase in net operating revenues, primarily resulting from an increase in the average price of oil, despite a decline in market share; and (2) the effects of the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005.

These effects were partially offset by the following items:

• an increase of U.S.$ 1,629 million in cost of sales, mainly due to the increase in the average price of oil products and the 15.0% increase in the value of the Real against the U.S. dollars in the first half of 2006, as compared to the first half of 2005; and

• an increase of U.S.$ 100 million in selling, general and administrative expenses, primarily related to higher personnel expenses and transportation costs, an increase in the commercial and distribution expenses for products, and due to the effect of the 15.0% increase in the value of the Real against U.S.$ dollars, in the first half of 2006, as compared to the first half of 2005.

Corporate

Our corporate segment includes the financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our corporate segment increased to U.S.$ 1,238 million in the first half of 2006, as compared to a net loss of U.S.$ 959 million in the first half of 2005.

This increase in net loss was primarily attributable to the following items:

• an increase of U.S.$ 166 million in selling, general and administrative expenses related to salaries, third party services, including information services connected with the implementation of information solutions systems for projects and services in the area of new businesses and environmental management, and the effect of the 15.0% increase in the value of the Real against U.S.$ dollars, in the first half of 2006, as compared to the first half of 2005; and

• an increase in financial expenses, net, which amounted to U.S.$ 336 million in the first half of 2006, as compared to financial expenses, net in the amount of U.S.$ 178 million in the first half of 2005. The increase in financial expenses was primarily due to the increase of U.S.$ 396 million of fair value adjustments on gas hedge transactions in the first half of 2006 as compared to the first half of 2005. The increase in financial expense was partially offset by an increase in financial income from short- term investments, in the amount of U.S.$ 170 million in the first half of 2006 as compared to the same period in 2005. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan released on June 30, 2006, which provides for capital expenditures of U.S.$ 87.1 billion from 2007 through 2011. We will continue our policy of lengthening our debt maturity profile and reducing of leverage so that in spite of the expansion of investments average financial leverage should be less than under the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

On June 30, 2006, we had cash and cash equivalents of U.S.$ 10,385 million as compared to U.S.$ 9,871 million at December 31, 2005.

Operating activities provided net cash flows of U.S.$ 9,182 million for the first half of 2006, as compared to U.S.$ 6,877 million for the first half of 2005. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$ 9,093 million, primarily due to an increase in sales volume and in prices in both the domestic market and outside Brazil.

Net cash used in investing activities increased to U.S.$ 5,778 million for the first half of 2006, as compared to U.S.$ 4,516 million for the first half of 2005. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 5,979 million, including U.S.$ 3,476 million related to our exploration and production projects, principally in the Campos basin.

Financing activities used net cash of U.S.$ 3,553 million for the first half of 2006, as compared to net cash used in financings activities in the amount of U.S.$ 2,588 million for the first half of 2005. This increase was primarily due to an increase in the amount of dividends paid to shareholders, in the first half of 2006 as compared to the same period in 2005.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks. At June 30, 2006, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 1,124 million as compared to U.S.$ 950 million at December 31, 2005.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, decreased to U.S.$ 12,152 million at June 30, 2006, as compared to U.S.$ 12,931 million at December 31, 2005. This decrease was a result of our decision to settle some of our long-term obligations.

Project financing

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and the related debt obligations of special purpose companies established for these financings, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,450 million at June 30, 2006, as compared to U.S.$ 6,042 million at December 31, 2005.

Extinguished securities

On June 30, 2006 and December 31, 2005, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 713 million and U.S.$ 2,078 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest are removed from the presentation of marketable securities and long-term debt. See Note 7 of our unaudited consolidated financial statements for the six-month period ended June 30, 2006.

Off Balance Sheet Arrangements

On June 30, 2006, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Strategic Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 5,979 million in the first half of 2006, a 35.7% increase as compared to our investments in the first half of 2005. Our investments in the first half of 2006 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first half of 2006, U.S.$ 3,476 million were made in connection with exploration and development projects mainly in the Campos basin (58.1%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financing and investments in thermoelectric power plants) for each of our business segments for the first half of 2006 and 2005:

Activities

	U.S.$ million For the six-month period ended June 30,

	2006	2005
• Exploration and Production	3,476	2,578
• Supply	904	803
• Gas and Energy	472	342
• International:
• Exploration and Production	602	361
• Supply	50	26
• Distribution	6	4
• Gas and Energy	-	7
• Distribution	127	94
• Corporate	342	190

Total capital expenditures	5,979	4,405

DIVIDENDS

The dividends for the year ended 2005 approved at the Ordinary General Shareholder’s Meeting held on April 3, 2006, in the amount of U.S.$ 2,998 million, corresponding to U.S.$ 0.68 per common and preferred share, conform to the bylaws in regard to guaranteed rights of preferred shares, and the Company distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend included interest on capital approved by our Board of Directors on June 17, 2005, in the amount of U.S.$ 933 million, which was made available to shareholders on January 5, 2006 based on the shareholding position of June 30, 2005, corresponding to U.S.$ 0.21 per common and preferred share, adjusted to give effect to the stock split occurred on September 2005 and to U.S.$ 0.84 per share without giving effect to such stock split. The dividend approved also includes interest on capital approved by our Board of Directors on December 16, 2005, which was made available to shareholders on March 22, 2006 based on the shareholding position of December 31, 2005, in the amount of U.S.$ 939 million, corresponding to U.S.$ 0.21 per common and preferred share. These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established Bylaw No. 9.249/95. The remaining portion of U.S.$ 468 million was made available on May 23, 2006 as dividends, based on the stock position of April 3, 2006, corresponding to U.S.$ 0.11 per common and preferential share, as approved by the Ordinary General Meeting dated on April 3, 2006. These amounts were monetarily restated from December 31, 2005 to May 23, 2006, according to the variation of the SELIC rate.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the first half of
1Q-2006	2Q-2006	2Q-2005		2006	2005

21,225	22,550	17,510	Sales of products and services	43,775	32,292
			Less:
			Value-added and other taxes on sales and
(4,173)	(4,367)	(3,074)	services	(8,540)	(6,460)
(838)	(876)	(742)	CIDE	(1,714)	(1,404)

16,214	17,307	13,694	Net operating revenues	33,521	24,428

(8,112)	(9,057)	(7,408)	Cost of Sales	(17,169)	(12,614)
(816)	(817)	(731)	Depreciation, depletion and amortization	(1,633)	(1,401)
(138)	(163)	(167)	Exploration, including exploratory dry holes	(301)	(276)
(1,137)	(1,224)	(1,012)	Selling, general and administrative expenses	(2,361)	(1,887)
(113)	(226)	(91)	Research and development expenses	(339)	(166)
(81)	(197)	(417)	Other operating expenses	(278)	(657)

(10,397)	(11,684)	(9,826)	Total costs and expenses	(22,081)	(17,001)

10	47	51	Equity in results of non-consolidated companies	57	74
(192)	593	(289)	Financial income	401	113
(231)	(665)	(313)	Financial expense	(896)	(744)
			Monetary and exchange variation on monetary
112	47	444	assets and liabilities, net	159	453
			Employee benefit expense for non-active
(253)	(255)	(266)	participants	(508)	(458)
(108)	(179)	(86)	Other taxes	(287)	(167)
(41)	9	(32)	Other expenses, net	(32)	(84)

(703)	(403)	(491)		(1,106)	(813)

5,114	5,220	3,377	Income before income taxes and minority interest	10,334	6,614

			Income tax expense:
(1,371)	(1,854)	(635)	Current	(3,225)	(1,491)
(362)	97	(247)	Deferred	(265)	(592)

(1,733)	(1,757)	(882)	Total income tax expense	(3,490)	(2,083)

			Minority interest in results of consolidated
(218)	(112)	(376)	subsidiaries	(330)	(366)

3,163	3,351	2,119	Net income for the period	6,514	4,165

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672*
1,849,478,028	1,849,478,028	1,849,478,028	Preferred	1,849,478,028	1,849,478,028*

			Basic and diluted earnings per:
0.72	0.76	0.48	Common and Preferred share	1.49	0.95*
2.88	3.04	1.92	Common and Preferred ADS	5.96	3.80*

* See Note 12 to our unaudited consolidated financial statements for the six-month period ended June 30, 2006.

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of June 30,	As of December
	2006	31, 2005
Assets
Current assets
Cash and cash equivalents	10,385	9,871
Marketable securities	324	456
Accounts receivable, net	5,110	6,184
Inventories	7,293	5,305
Recoverable taxes	2,567	2,087
Other current assets	2,409	1,875

Total current assets	28,088	25,778

Property, plant and equipment, net	51,365	45,920

Investments in non-consolidated companies and other investments	2,718	1,810

Other assets
Accounts receivable, net	581	607
Advances to suppliers	548	489
Petroleum and Alcohol Account – Receivable from Federal Government	359	329
Government securities	401	364
Restricted deposits for legal proceedings and guarantees	852	775
Recoverable taxes	660	639
Fair value asset of gas hedge	-	547
Others	1,446	1,367

Total other assets	4,847	5,117

Total assets	87,018	78,625

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	4,540	3,838
Taxes payable	3,980	3,423
Short-term debt	1,124	950
Current portion of long-term debt	1,752	1,428
Current portion of project financings	2,126	2,413
Current portion of capital lease obligations	226	239
Dividends and interest on capital payable	45	3,068
Payroll and related charges	919	918
Advances from customers	408	609
Other current liabilities	1,564	1,269

Total current liabilities	16,684	18,155

Long-term liabilities
Long-term debt	10,400	11,503
Project financings	3,324	3,629
Employees’ benefits obligation - Pension	4,331	3,627
Employees’ benefits obligation - Health care	3,571	3,004
Capital lease obligations	930	1,015
Deferred income taxes	2,739	2,159
Other liabilities	1,529	1,542

Total long-term liabilities	26,824	26,479

Minority interest	1,631	1,074

Shareholders' equity
Shares authorized and issued:
Preferred stock – 2006 and 2005 - 1,849,478,028 shares	7,711	4,772
Common stock – 2006 and 2005 - 2,536,673,672 shares	10,959	6,929
Reserves and others	23,209	21,216

Total shareholders' equity	41,879	32,917

Total liabilities and shareholders’ equity	87,018	78,625

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the first half of
1Q-2006	2Q-2006	2Q-2005		2006	2005
			Cash flows from operating activities
3,163	3,351	2,119	Net income for the period	6,514	4,165
			Adjustments to reconcile net income to net cash
			provided by operating activities:
816	817	731	Depreciation, depletion and amortization	1,633	1,401
			Loss on property, plant and equipment and dry
110	113	98	holes costs	223	165
362	(97)	247	Deferred income taxes	265	592
(292)	(2)	(280)	Foreign exchange and monetary loss (gain)	(294)	(115)
384	115	346	Financial income on mark to market of gas hedge	499	138
			Minority interest in results of consolidated
218	112	356	subsidiaries	330	366
12	(67)	(75)	Others	(55)	(96)

			Decrease (increase) in assets:
114	1,371	(402)	Accounts receivable, net	1,485	(312)
(652)	(811)	(247)	Inventories	(1,463)	(165)
(239)	(126)	476	Recoverable taxes	(365)	59
235	(567)	41	Others	(332)	103

			Increase (decrease) in liabilities
494	2	462	Trade accounts payable	496	267
562	(294)	(478)	Taxes payable	268	(79)
269	339	227	Employee’s postretirement benefits	608	532
64	(694)	(324)	Other liabilities	(630)	(144)

5,620	3,562	3,297	Net cash provided by operating activities	9,182	6,877

(2,686)	(3,092)	(2,325)	Cash flows from investing activities	(5,778)	(4,516)

(3,016)	(537)	(933)	Cash flows from financing activities	(3,553)	(2,588)

(82)	(67)	39	Increase (decrease) in cash and cash equivalents	(149)	(227)

			Effect of exchange rate changes on cash and cash
629	34	614	equivalents	663	600
9,871	10,418	6,576	Cash and cash equivalents at beginning of period	9,871	6,856

10,418	10,385	7,229	Cash and cash equivalents at the end of period	10,385	7,229

Income Statement by Segment

	First half of 2006

				U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,061	20,556	1,369	1,919	8,616	-	-	33,521
Inter-segment net operating revenues	16,394	7,011	610	552	137	-	(24,704)	-

Net operating revenues	17,455	27,567	1,979	2,471	8,753	-	(24,704)	33,521

Cost of sales	(6,102)	(24,038)	(1,636)	(1,419)	(7,921)	-	23,947	(17,169)
Depreciation, depletion and amortization	(959)	(303)	(78)	(210)	(66)	(17)	-	(1,633)
Exploration, including exploratory dry holes	(162)	-	-	(139)	-	-	-	(301)
Selling, general and administrative
expenses	(206)	(634)	(178)	(231)	(516)	(616)	20	(2,361)
Research and development expenses	(165)	(62)	(30)	(1)	(2)	(79)	-	(339)
Other operating expenses	65	20	(113)	(5)	13	(228)	(30)	(278)

Cost and expenses	(7,529)	(25,017)	(2,035)	(2,005)	(8,492)	(940)	23,937	(22,081)

Equity in results of non-consolidated
companies	-	5	28	23	-	1	-	57
Financial income (expenses), net (1)	-	-	-	-	-	(336)	-	(336)
Employee benefit expense for non-active
participants	-	-	-	-	-	(508)	-	(508)
Other taxes	(15)	(48)	(21)	(31)	(38)	(134)	-	(287)
Other expenses, net	(54)	(7)	(5)	(1)	-	35	-	(32)

Income (loss) before income taxes , and
minority interest	9,857	2,500	(54)	457	223	(1,882)	(767)	10,334

Income tax benefits (expense)	(3,352)	(848)	28	(137)	(76)	634	261	(3,490)
Minority interest	(110)	(12)	(108)	(110)	-	10	-	(330)

Net income (loss)	6,395	1,640	(134)	210	147	(1,238)	(506)	6,514

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

Income Statement by Segment

				First half of 2005

				U.S.$ million

	E&P	SUPPLY	GAS	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			&
			ENERGY
			(2)

STATEMENT OF INCOME

Net operating revenues to third parties	799	14,189	845	1,725	6,870	-	-	24,428
Inter-segment net operating revenues	11,544	5,368	525	372	106	-	(17,915)	-

Net operating revenues	12,343	19,557	1,370	2,097	6,976	-	(17,915)	24,428

Cost of sales	(4,714)	(16,469)	(1,038)	(1,059)	(6,292)	-	16,958	(12,614)
Depreciation, depletion and amortization	(732)	(320)	(47)	(231)	(45)	(26)	-	(1,401)
Exploration, including exploratory dry holes	(230)	-	-	(46)	-	-	-	(276)
Selling, general and administrative
expenses	(152)	(541)	(138)	(190)	(416)	(450)	-	(1,887)
Research and development expenses	(61)	(21)	(10)	(1)	(1)	(72)	-	(166)
Other operating expenses	(4)	(111)	(223)	(28)	(22)	(215)	(54)	(657)

Cost and expenses	(5,893)	(17,462)	(1,456)	(1,555)	(6,776)	(763)	16,904	(17,001)

Equity in results of non-consolidated
companies	-	5	31	33	-	5	-	74
Financial income (expenses), net (1)	-	-	-	-	-	(178)	-	(178)
Employee benefit expense for non-active
participants	-	(1)	-	-	(19)	(438)	-	(458)
Other taxes	(9)	(15)	(11)	(21)	(32)	(79)	-	(167)
Other expenses, net	(71)	8	(23)	6	(5)	1	-	(84)

Income (loss) before income taxes and
minority interest	6,370	2,092	(89)	560	144	(1,452)	(1,011)	6,614

Income tax benefits (expense)	(2,166)	(710)	41	(198)	(49)	655	344	(2,083)
Minority interest	(97)	(15)	(50)	(42)	-	(162)	-	(366)

Net income (loss)	4,107	1,367	(98)	320	95	(959)	(667)	4,165

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

(2) With the goal of greater transparency and comparability, the results by business area from 1H-2005 were restated in order to reflect the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

Other Operating Expenses, Net by Segment

				First half of 2006

				U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	-	(9)	-	-	(21)	(176)	-	(206)
Expenses with thermoelectric plants	-	-	(178)	-	-	-	-	(178)
Losses resulted from Legal Proceedings	(3)	(13)	(2)	(1)	(1)	(53)	-	(73)
Bonus received from partners	26	-	-	-	-	-	-	26
Others	42	42	67	(4)	35	1	(30)	153

	65	20	(113)	(5)	13	(228)	(30)	(278)

				First half of 2005

				U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	-	(1)	-		(15)	(122)	-	(138)
Expenses with thermoelectric plants	-	-	(191)	-	-	-	-	(191)
Losses resulted from Legal Proceedings	(3)	(114)	(5)	(4)	(11)	(18)	-	(155)
Bonus received from partners	22	-	-	-	-	-	-	22
Ship or pay commitments	-	-	-	(29)	-	-	-	(29)
Unscheduled stoppages of plant and equipment	(33)	(22)	-	-	-	-	-	(55)
Others	10	26	(27)	5	4	(75)	(54)	(111)

	(4)	(111)	(223)	(28)	(22)	(215)	(54)	(657)

Selected Balance Sheet Data by Segment

				First half of 2006

				U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	3,624	10,016	1,332	2,193	1,987	13,400	(4,464)	28,088

Cash and cash equivalents (1)	-	-	-	-	-	10,385	-	10,385
Other current assets (1)	3,624	10,016	1,332	2,193	1,987	3,015	(4,464)	17,703

Investments in non-consolidated							-
companies and other investments	9	763	493	1,321	20	112		2,718

Property, plant and equipment, net	29,692	9,233	6,089	4,019	1,373	959	-	51,365

Non current assets	1,325	392	898	380	226	2,079	(453)	4,847

Petroleum and Alcohol Account	-	-	-	-	-	359	-	359

Government securities held-to-	-	-	-	-	-		-
maturity						401		401
Other assets (1)	1,325	392	898	380	226	1,319	(453)	4,087

Total assets	34,650	20,404	8,812	7,913	3,606	16,550	(4,917)	87,018

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

	Year ended December 31, 2005

	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY (2)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,770	8,116	1,052	1,815	1,918	12,638	(2,531)	25,778

Cash and cash equivalents (1)	-	-	-	-	-	9,871	-	9,871
Other current assets (1)	2,770	8,116	1,052	1,815	1,918	2,767	(2,531)	15,907

Investments in non-consolidated
companies and other investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	781	(32)	45,920

Non current assets	971	396	1,349	453	392	1,778	(222)	5,117

Petroleum and Alcohol Account	-	-	-	-	-	329	-	329
Government securities held-to-
maturity	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	453	392	1,085	(222)	4,424

Total assets	29,619	17,419	8,165	7,341	3,566	15,300	(2,785)	78,625

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

(2) With the goal of greater transparency and comparability, the results by business area from 1H-2005 were restated in order to reflect the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

Selected Balance Sheet Data for International Segment

			First half of 2006

			U.S.$ million

			INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (1)	6,157	1,320	1,173	292	667	(1,696)	7,913

STATEMENT OF INCOME

Net Operating Revenues	1,244	1,300	349	658	10	(1,090)	2,471

Net operating revenues to third parties	384	541	328	656	10	-	1,919
Inter-segment net operating revenues	860	759	21	2	-	(1,090)	552

Net income (loss)	265	41	47	(27)	(134)	18	210

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

	U.S.$ million

			INTERNATIONAL

			GAS &
	E&P	SUPPLY	ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			(2)
INTERNATIONAL

ASSETS (As of December 31, 2005) (1)	5,880	1,271	1,002	172	727	(1,711)	7,341

STATEMENT OF INCOME
(First half of 2005)

Net Operating Revenues	1,111	1,131	256	523	-	(924)	2,097

Net operating revenues to third parties	456	506	241	522	-	-	1,725
Inter-segment net operating revenues	655	625	15	1	-	(924)	372

Net income (loss)	305	34	30	(9)	(37)	(3)	320

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

(2) With the goal of greater transparency and comparability, the results by business area from 1H-2005 are being presented again, considering the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 06, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.